UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-35464

                  Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 37804
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

Caesarstone Announces the Submission of a Lawsuit Against it and a Motion for the Recognition of the Lawsuit as a Class Action

Caesarstone Sdot-Yam Ltd. (“Caesarstone”) announced that a lawsuit by single plaintiff and a motion for the recognition of this lawsuit as a class action was filed against it on April 27, 2014 in the Central District Court of the State of Israel. The lawsuit has not yet been served on Caesarstone and Caesarstone became aware of the claim today.

The claim alleges that Caesarstone acted negligently, did not provide the required information and misled the plaintiff by not providing notice with respect to the risks of contracting silicosis to which he and the putative class were exposed while processing Caesarstone’s products, thus violating the plaintiff’s freedom to choose whether to be exposed to such risks.  The plaintiff alleges that, if the lawsuit is recognized as a class action, the claim against Caesarstone is estimated to be NIS 216 million ($62.2 million)  plus an unstated sum in compensation for bodily injury requiring proof and quantification for each injured person in the purported class action.  Excluding this claim, Caesarstone is now subject to 39 other separate claims in Israel related to the alleged contraction of silicosis, none of which are class action claims, and has received additional pre-litigation letters from potential claimants in Israel.

Among other things, the lawsuit referred to a judgment of the Central District Court of the State of Israel from December 22, 2013 that found Caeserstone comparatively negligent for 33% of a plaintiff’s injury based upon a silicosis claim. 40% of the remaining responsibility was imposed on the plaintiff as contributory negligence and the State of Israel was found comparatively negligent for 27% of the plaintiff’s injury. All parties have filed an appeal to the Israeli Supreme Court against the judgment. After deducting the amount of NIS 3.3 million ($950,000) to which the claimant is entitled from the Israeli National Insurance Institute, and giving effect to the contributory negligence of the claimant and comparative responsibility of the State of Israel, the total liability imposed on Caesarstone in such case is NIS 436,669 ($124,000) plus the claimant’s legal expenses, although Caesarstone may be subject to a claim from the State of Israel with respect to national insurance payments.  The judgment amount to date in this case was fully paid by Caesarstone’s insurer (excluding the applicable deductible). Caesarstone’s insurance, however, would not be adequate for the alleged damages claimed in the current purported class action lawsuit.

The Company intends to vigorously contest recognition of the lawsuit as a class action and to defend the lawsuit on its merits, although there can be no assurance as to the probability of success or the range of potential exposure, if any.

Forward-Looking Statements

Information provided in this report contains statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, the outcome of silicosis claims and other factors discussed under the heading “Risk Factors” in our Annual Report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: April 28, 2014	By:	/s/ Michal Baumwald-Oron
Name: Michal Baumwald-Oron
Title: General Counsel